

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 17, 2010

Mr. Richard Cowan, Chief Financial Officer
Cannabis Science, Inc.
6946 N. Academy Blvd., Suite B No. 254
Colorado Springs, CO 80918

> **Re: Cannabis Science, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-28911**

Dear Mr. Cowan:

We issued comments to you on the above captioned filing on January 19, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 29, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 29, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202 551-3761 if you have any questions.

Sincerely,

Chris White
Branch Chief